MEDICAL TRANSCRIPTION BILLING, CORP.

7 Clyde Road

Somerset, New Jersey 08873

October 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo
Mr. Bernard Nolan

Re:	Medical Transcription Billing, Corp. Acceleration Request for Registration Statement on Form S-1 Commission File No. 333-227524 ______________________________

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Act”), Medical Transcription Billing, Corp. (the “Company”) hereby requests that the effective date for the above captioned Registration Statement be accelerated so that it will be declared effective on October 10, 2018 at 4:00 p.m. Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. David Song, of Song P.C., at (212) 599-3077, or, in his absence, to Mr. Bill Korn, the Company’s chief financial officer, at (732) 873-5133 x133.

Sincerely,

MEDICAL TRANSCRIPTION BILLING, CORP.

	By:	/s/ Stephen Snyder
Stephen Snyder, CEO

cc: David Song, Song P.C.